Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 1, 2009
Relating to Preliminary Prospectus dated June 1, 2009
Registration No. 333-157300
IMAX CORPORATION
FREE WRITING PROSPECTUS
The following article appeared in The New York Times on June 1, 2009. It is being filed because of the timing of its appearance and because it contains statements made in interviews by officers of IMAX Corporation (the “Company”). By filing this article, we do not affirm or assume responsibility for anything contained in the article other than the statements made by and attributed to officers of the Company.
The following article contains forward looking statements attributed to the Company that are based on management’s assumptions and existing information and involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such forward looking statements. Important factors that could affect these statements include, but are not limited to, general economic, market or business conditions, including the length and severity of the current economic downturn, the opportunities that may be presented to and pursued by the Company, the performance of IMAX DMR films, conditions in the in-home and out-of home entertainment industries, the signing of theatre system agreements, changes and developments in the commercial exhibition industry, the failure to convert theatre system backlog into revenue, investments and operations in foreign jurisdictions, foreign currency fluctuations and the Company’s prior restatements and the related litigation and ongoing inquiries by the SEC and the OSC. These factors and other risks and uncertainties are discussed in the Company’s Registration Statement on Form S-3 (File No. 333-157300), as well as in the Company’s most recent Annual Report on Form 10-K and most recent Quarterly Reports on Form 10-Q.
The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling IMAX Corporation Investor Relations collect at (212) 821-0100.
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June 1, 2009
With Hollywood Sold, Imax Aims to Woo Wall St.
By BROOKS BARNES
LOS ANGELES — Hollywood has finally come to view Imax as a star. Will Wall Street be the next convert?
Based in Mississauga, Ontario, Imax has struggled for more than a decade to be taken seriously in the film and finance capitals. Hollywood was turned off by Imax’s costly and clunky equipment for its large-format movies, not to mention the location of its theaters at science centers and history museums.
Investors have been even more cautious. Imax, buffeted by changes in ownership and regulatory inquiries into its accounting methods, has not turned a quarterly profit in three years. The company posted a $33.5 million loss [from continuing operations before income taxes] for 2008, an 18 percent increase over the previous year.
While few people were looking, however, Imax has transformed itself.
The company still has a museum arm — “Hubble 3D” is the next release — but most of its attention these days is on the multiplex. The company now operates 250 commercial theaters around the world, a 40 percent increase over last year. Box office sales from Hollywood offerings increased 90 percent during the first quarter, to $29.9 million.
Paramount Pictures will bring “Transformers: Revenge of the Fallen” to Imax theaters in June, while Disney has committed to exhibit five of its coming titles with Imax, including an adaptation of “A Christmas Carol” and a live-action “Alice in Wonderland.” Fox has big Imax plans for “Avatar,” a 3-D thriller from the director James Cameron that is to open in December.
“We had to jump up and down to get noticed by the movie studios, but we are now clearly part of the mainstream experience,” said Richard L. Gelfond, Imax’s chief executive. He and his business partner, Bradley J. Wechsler, chairman of Imax, bought the company in 1994 in partnership with the investment banking firm Wasserstein Perella, which no longer has a stake.

Imax’s expansion to the multiplex has not come without controversy, though. Some consumers have complained that the company has taken advantage of moviegoers because it has been installing screens in multiplexes that are bigger than the standard variety but much smaller than the ones Imax operates at museums. The museum-size screens are the ones most people associate with the brand.
The television actor Aziz Ansari (“Parks and Recreation”) railed against the smaller Imax screens on Twitter in May, setting off an Internet brouhaha that has spread to mainstream film journalists.
The film critic Roger Ebert wrote recently, for instance, that he agreed with those who complained about the smaller screens. He suggested that the company simply advertise the smaller multiplex screens as “new Imax.”
Mr. Gelfond said Imax had hired a consumer research firm to study whether consumers truly were concerned about the bigger-yet-smaller screens. Over all, he dismisses the complaint. “The blogger point of view on this is the minority one,” he said. “With transition comes change, and some people embrace it and other people feel uneasy about it.”
Imax is focused on charming Wall Street next. The company recently held a lavish briefing day for analysts in New York, prompting a flurry of positive research notes predicting that the company will swing to a profit for 2009. Pointing out that Imax trimmed its first-quarter loss to 6 cents a share compared with 25 cents a year earlier, Eric Wold, an analyst at Merriman Curhan Ford, wrote that it had finally reached “a turning point.”
In recent months, investors have started to notice. Imax shares closed Friday at $7.50 on the Nasdaq stock exchange, up from $4.45 on April 1. Analysts cautioned that Imax still had some troubles — including $160 million in debt coming due in December 2010 — and that some of the rise was attributable to a broader market climb.
How did Imax win over Hollywood? For starters, next-generation Imax projection systems, which rely on digital images rather than film, sharply lowered costs. Before digital arrived, a single Imax print of a major Hollywood film could run $60,000, according to Warner Brothers, compared with about $1,000 for a standard print. Imax’s digital prints cost about $500 each.

The movie studios also started chasing Imax as a way to improve profitability as the company formed partnerships with multiplex chains like AMC and Regal. (Imax typically shoulders the expense of digital theater systems, which cost about $500,000 each, while the chains pay to retrofit auditoriums, reconfiguring seats and enlarging screens.)
The Memorial Day weekend opening of “Night at the Museum: Battle of the Smithsonian,” for instance, had a major boost from Imax showings, which accounted for about $5.4 million in ticket sales, or roughly 8 percent of the box office over four days. (Imax represented just 1.5 percent of the film’s total screenings over that period.)
Imax tickets cost an extra $2 to $4, a premium the company says is justified by the 3-D presentation, among other viewing enhancements.
“Studios like the Imax results, competing exhibition companies have realized it doesn’t cannibalize the standard-presentation business and consumers like the experience,” said Dan Fellman, president of theatrical distribution for Warner Brothers. The studio, an early Imax convert along with Sony, will release “Harry Potter and the Half-Blood Prince” in Imax on July 15.
Studios say they have started taking Imax availability into consideration when they plot release strategies. Because there are still relatively few Imax theaters, it is impossible to open two films on the superscreens at once. (Studios say there should be enough new Imax screens open by the end of next year to break that bottleneck.)
One notable holdout is Universal Pictures, which experimented early with Imax (“Apollo 13”) but was deterred by the exhibitor’s negotiating technique over “King Kong”; Imax wanted the movie as an exclusive. Universal and Imax said they were in talks about a collaboration in the near future, however.
Greg Foster, Imax’s chairman of filmed entertainment, says the company selects a film, whether a Hollywood blockbuster or a nature documentary, based on three criteria: Does it take people to a world they have never been before? Is there a “visionary filmmaker” involved? And does the film’s scope take advantage of Imax’s large-format presentation to “really immerse the viewer in the story and setting”?